

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2025

Gary Herman
Chief Executive Officer
ADVENT TECHNOLOGIES HOLDINGS, INC.
5637 La Ribera St. Suite A
Livermore, CA 94550

  Re: ADVENT TECHNOLOGIES HOLDINGS, INC.
    Registration Statement on Form S-1
    Filed August 18, 2025
    File No. 333-289686

Dear Gary Herman:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Kristin Baldwin at 202-551-7172 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing